

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 23, 2006

Via Facsimile (715) 845-2718 and U.S. Mail

Mr. Arnold J. Kiburz IIII
Ruder Ware, L.L.S.C.
500 Third Street, Suite 700
P.O. Box 8050
Wasau, WI 54402

> **Re:** **PSB Holdings, Inc.**
> **Schedule TO-I filed May 10, 2006**
> **File No. 5-80482**

Dear Mr. Kiburz:

We have reviewed the above-referenced filing and have the following comments.

Offer to Purchase

Summary, page 4

1. Refer to Q&A 17. Revise the here and throughout the document as appropriate that you will pay "promptly," not "as soon as practicable," following the expiration or termination of the offer. Refer to Rules 13e-4(f)(5) and 14e-1(c).

Forward looking Statements, page 4

2. We note that you "assume no obligation, and do not intend, to update these forward-looking statements." This statement is not consistent with your obligation to amend the offer materials under Rule 13e-4(e)(3) and should be deleted.

Determination of Valid Tender, page 10

3. We note that you "reserve the absolute right to waive any of the conditions." In the event you waive a condition, you must waive it for all holders. Please revise accordingly.

Conditions of the Offer, page 12

4. We note your statement that you may assert a condition "before we have made payment for any of the shares." All conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer and not the date shares are paid for. Please revise accordingly.

5.   We note that any condition "may be waived by us, in whole or in part, at any time and from time to time." In the event you waive a condition, you must waive it for all holders.

6.   The ability to waive a condition "at any time" and to assert such condition "at any time and from time or before Expiration time" implies the ability to waive or assert a condition after expiration. All conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. Please revise accordingly.

7.   The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision effectively constitutes a waiver of the triggered condition(s). Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it

8.   We note your statement that any determination you make will "be final and binding." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

Extension of the Offer; Termination; Amendment, page 21

9.   We note your statement on page 27 that you "expressly reserve the right, in our sole discretion, to terminate our Offer." The right to indiscriminately terminate the offer appears to be so broad as to render the offer illusory. Please revise.

Closing Comments

        As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

        · you are responsible for the adequacy and accuracy of the disclosure in the filings;
        · staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Sincerely,

Michael Pressman
Office of Mergers
and Acquisitions